================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*
                                   ----------
                            FLAMEL TECHNOLOGIES S.A.
                                (Name of Issuer)

              ORDINARY SHARES, NOMINAL VALUE (EURO)0.122 PER SHARE
                         (Title of Class of Securities)

                     ISIN NO. FR0004018711 (ORDINARY SHARES)

                             CUSIP 338488109 (ADSS)
                                (CUSIP Number)(1)
                                   ----------
                                OSCAR S. SCHAFER
                          O.S.S. CAPITAL MANAGEMENT LP
                               598 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 756-8700
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)
                                   ----------
                                  MAY 13, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



----------
(1) The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is FR0004018711. The CUSIP number for the ADSs is 338488109.


================================================================================

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 2 OF 12 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         O.S.S. Capital Management LP

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                2,665,947
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                2,665,947
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,665,947
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.3%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 3 OF 12 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Oscar S. Schafer & Partners I LP

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                124,070
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                124,070
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         124,070
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.6%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 4 OF 12 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Oscar S. Schafer & Partners II LP

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                1,239,507
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                1,239,507
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,239,507
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.7%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 5 OF 12 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         O.S.S. Overseas Fund Ltd

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                1,302,370
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                1,302,370
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,302,370
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 6 OF 12 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         O.S.S. Advisors LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                1,363,577
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                1,363,577
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,363,577
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.3%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 7 OF 12 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Schafer Brothers LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                2,665,947
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                2,665,947
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,665,947
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.3%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 8 OF 12 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Oscar S. Schafer

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                2,665,947
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                2,665,947
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,665,947
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.3%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                EXPLANATORY NOTE

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed on behalf of Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I LP"), Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II LP" and together with OSS I LP, the "Limited Partnerships"), O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), O.S.S. Capital Management LP, a Delaware limited partnership, (the "Investment
Manager"), Schafer Brothers LLC, a Delaware limited liability company ("SB LLC"), and Mr. Oscar S. Schafer ("Mr. Schafer", and together with the Limited Partnerships, the General Partner, OSS Overseas, the Investment Manager and SB LLC, the "Reporting Persons"), who serves as the senior managing member of the General Partner and SB LLC. This Amendment No. 4 relates to the ordinary shares, nominal value (euro)0.122 per share ("Ordinary Shares"), of Flamel Technologies S.A., a SOCIETE ANONYME organized under the laws of the Republic of France (the "Issuer"), and amends the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on April 18, 2005, as amended by Amendment No. 1, filed with the SEC on April 29, 2005, Amendment No. 2, filed with the SEC on May 11, 2005, and Amendment No. 3, filed with the SEC on May 12, 2005 (as so amended, the "Original Schedule 13D"). Capitalized terms used in this Amendment No. 4 but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as amended hereby the Original Schedule 13D remains in effect.

ITEM 4.     PURPOSE OF TRANSACTION

     Item 4 of the Original Schedule 13D is amended and supplemented by adding between the sixth and the seventh paragraph thereof, the following text:

          On May 13, 2005, Mr. Schafer sent a letter (the "Demand Letter") to Gerard Soula, Chairman and Chief Executive Officer of Flamel, requiring, pursuant to Art. L. 225-105 of the French Commercial Code (CODE DE COMMERCE), Flamel to include on the agenda of the 2005 AGM certain draft resolutions proposed by the Limited Partnerships and OSS Overseas, acting in concert as registered holders of more than 5% of the share capital of Flamel. Those draft resolutions (the "OSS Resolutions") propose: (1) the removal of any director who may have been elected to a one-year term (including any existing director who may have been re-elected to a further one-year term) as a result of the passage of any resolution proposed and supported by the Board of Directors of Flamel at the 2005 AGM; and (2) the election of the following three candidates to one-year terms as director: Cornelis ("Cor") Boonstra; Randy H. Thurman; and Elie Vannier. The Demand Letter and the OSS Resolutions are included as Exhibits 4 and 5, respectively, to this Amendment No. 4 and are each incorporated herein by reference. The Demand Letter also attached certain biographical information on the proposed candidates for director, which information is included as Exhibit 6 to this Amendment No. 3 and incorporated herein by reference. Pursuant to paragraph 3 of Art. 135 of DECRET NO. 67-236, dated March 23, 1967, the Demand Letter also attached the reasons (L'EXPOSE DES MOTIFS) for the proposed resolutions, which reasons are included as Exhibit 7 to this Amendment No. 3 and incorporated herein by reference.

          In addition to exercising the right of the Limited Partnerships and OSS Overseas as collective holders of more than 5% of the share capital to require Flamel to include their resolutions on the agenda for the 2005 AGM, the Demand Letter also requested that Flamel confirm that it has informed the Bank of New York, pursuant to Flamel's obligation under Section 4.7 of the Deposit Agreement, that "substantial opposition" exists to any resolution proposed by Flamel for the re-election of Flamel's incumbent directors. As more fully set forth in the
Demand Letter, the result of Flamel informing the Bank of New York that such substantial opposition exists will be that the Bank of New York will no longer be obligated to vote all Ordinary Shares underlying ADSs, with respect to which it has received no voting instructions, in favor of any resolution proposed by Flamel and against any resolution proposed by any other shareholder. Accordingly, pursuant to Section 4.7 of the Deposit Agreement, at the 2005 AGM, the Bank of New York shall not vote any Ordinary Shares other than those Ordinary Shares represented by ADSs with respect to which the Bank of New York has received the actual voting instructions of the holder and the Bank of New York shall vote those Ordinary Shares only in accordance with such actual voting instructions.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

     The following are filed as exhibits to this statement on Schedule 13D:

     Exhibit 1      Joint Filing Agreement (previously filed with the Original
                    Schedule 13D on April 18, 2005).

     Exhibit 2 Notice of Ownership of More than 5% of Share Capital and Voting Rights Delivered to the Issuer pursuant to Article L. 233-7 of the French Commercial Code (CODE DE COMMERCE) (previously filed with Amendment No. 1 to Schedule 13D on April 29, 2005).

     Exhibit 3 Notice of Ownership of More than 10% of Share Capital and Voting Rights Delivered to the Issuer pursuant to Article L. 233-7 of the French Commercial Code (CODE DE COMMERCE) (previously filed with Amendment No. 2 to Schedule 13D on May 11, 2005).

     Exhibit 4 Letter to Gerard Soula, PRESIDENT ET DIRECTEUR GENERAL of Flamel Technologies S.A. Requiring Inclusion of Draft Resolutions on Agenda for 2005 Annual General Meeting pursuant to Article L. 225-105 of the French Commercial Code (CODE DE COMMERCE).

     Exhibit 5 Text of Draft Resolutions to be Proposed at Annual General Meeting of Shareholders of Flamel Technologies S.A.

     Exhibit 6      Biographical Information on Nominees for Directors.

     Exhibit 7      Reasons (L'EXPOSE DES MOTIFS) for the Proposed Resolutions.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 13, 2005
                                              /s/ Oscar S. Schafer
                                             ------------------------------
                                             Oscar S. Schafer, individually



                                     O.S.S. CAPITAL MANAGEMENT LP

                                             By: Schafer Brothers LLC
                                                  as General Partner

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


                                     OSCAR S. SCHAFER & PARTNERS I LLP

                                             By: O.S.S. Advisors LLC
                                                  as General Partner

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


                                     OSCAR S. SCHAFER & PARTNERS II LLP

                                             By: O.S.S. Advisors LLC
                                                  as General Partner

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member

                                     O.S.S. OVERSEAS FUND LTD

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Director


                                     O.S.S. ADVISORS LLC


                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


                                     SCHAFER BROTHERS LLC


                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member